1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

January 22, 2013

VIA EDGAR

Mr. Jeffrey Foor, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Form N-14 Proxy Statements/Prospectuses for ING Investors Trust (SEC File No. 033-23512 and 811-05629) (“IIT”) and ING Variable Funds (SEC File No. 333-185543 and 811-02514) (“IVF” and, together with IIT, the “Registrants”)

Dear Mr. Foor,

This letter responds to comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to the undersigned on January 14, 2013 in connection with the Proxy Statements/Prospectuses (each an “N-14”) that were filed on December 22, 2012 by IIT and IVF, respectively. Set forth below are the comments received from the Staff and the Registrants’ responses thereto.

Comments Received on the IIT N-14

1.              Comment: In the “Summary of the Reorganization” section of the N-14, please remove the reference to the ratings provided by Morningstar, Inc.

Response:  IIT has removed this reference in the Post-Effective Amendment to the N-14 filed concurrently with this letter (“IIT PEA”).

2.              Comment: Please remove footnote 2 to the Annual Portfolio Operating Expenses table, which states “Expense ratios based on audited financial information as of December 31, 2011 as published in the April 30, 2012 prospectus.”

Response:  IIT has removed this footnote in the IIT PEA, and has instead added the information provided by the footnote to the paragraph introducing the table.

3.              Comment:  Footnote 5 to the Annual Portfolio Operating Expenses table indicates that the adviser is contractually obligated to limit expenses to 0.70% through May 1, 2013, which is less than a year from the date of the N-14.  Please remove the reference to this expense limitation, in accordance with Form N-14.

Response:  IIT has determined not to remove the reference to the expense limitation in the footnote.  IIT notes that the table itself does not reflect the impact of this expense limitation, in accordance with Form N-14, but IIT believes the footnote provides important information to shareholders regarding the limitations in place with respect to the ING Oppenheimer Active Allocation Portfolio (“ING Oppenheimer Portfolio”).

4.              Comment:  The table in the section of the N-14 entitled “How do certain characteristics of the Portfolios compare?” provides information regarding the ING Oppenheimer Portfolio as compared to the ING T. Rowe Price Capital Appreciation Portfolio (“ING T. Rowe Price Portfolio”).  Different pieces of information are provided as of different dates in the chart.  Please explain why the use of different dates is appropriate.

Response: IIT has a policy only to provide information in tables such as these that has previously been publicly disclosed.  IIT has updated the IIT PEA to provide information regarding net assets and portfolio turnover as of June 30, 2012, the date of the last shareholder report for the Portfolios.  The information regarding portfolio holdings characteristics for the ING T. Rowe Price Portfolio and target allocations for the ING Oppenheimer Portfolio remains as of December 31, 2011, because the ING Oppenheimer Portfolio only provides this information in its annual report, which is as of that date. While the ING T. Rowe Price Portfolio provided this information in its June 30, 2012 semiannual report, IIT believes it is most appropriate to show this information for both Portfolios as of the same date.

5.              Comment:  Please confirm that the description of the entities that will bear the expenses of the reorganization in Section 9.2 of the Form of Agreement and Plan of Reorganization on page A-10 is accurate, as it differs from the description in the body of the Proxy Statement/Prospectus.

Response:  IIT has made revisions in response to this comment in the IIT PEA.

6.              Comment:  In the section of the N-14 entitled “Portfolio Transitioning,” please provide an estimate of the brokerage costs anticipated in connection with transitioning the ING Oppenheimer Portfolio in preparation for the reorganization and ING T. Rowe Price Portfolio’s investment of the proceeds of the reorganization.

Response.  The ING Oppenheimer Portfolio is not expected to incur any brokerage costs in connection with redeeming its holdings of underlying funds in preparation for the reorganization.  Because of the typical size of the ING T. Rowe Price Portfolio’s cash holdings and the relatively small size of the ING Oppenheimer Portfolio, it is expected that the ING T. Rowe Price Portfolio will not immediately seek to invest the proceeds it receives in the reorganization.  IIT has revised the disclosure in the IIT PEA to remove the reference to the ING T. Rowe Price Portfolio incurring brokerage expenses in connection with investing the proceeds of the reorganization.

7.              Comment:  Please confirm that the net assets of the ING Oppenheimer Portfolio amounted to less than 10% of the assets of the ING T. Rowe Price Portfolio as of a date within 30 days of the filing of the N-14.

Response:  IIT confirms that that the net assets of the ING Oppenheimer Portfolio amounted to less than 10% of the assets of the ING T. Rowe Price Portfolio as of a date within 30 days of the filing of the N-14, and has revised the IIT PEA accordingly.

8.              Comment:  Please provide an analysis in your response letter regarding which participant in the reorganization should be the accounting survivor, pursuant to the factors outlined in the North American Securities Trust no-action letter (Aug. 5, 1994) (“NAST Letter”).

In the NAST Letter, the SEC Staff indicated that to determine the accounting survivor in a fund reorganization, the attributes of the participating funds should be compared with those of the surviving fund to determine which of the participants the surviving fund will most closely resemble.  The SEC Staff articulated five key factors that should be considered when making this comparison (the “NAST Factors”): (1) investment advisers; (2) investment objectives policies and restrictions; (3) expense structures and expense ratios; (4) asset size; and (5) portfolio composition.  As explained below, IIT believes that each of the NAST Factors supports the determination that the ING T. Rowe Price Portfolio should be the accounting survivor in the reorganization.

Investment Advisers.  ING Investments, LLC (“ING Investments”) is the investment adviser to the ING Oppenheimer Portfolio and Directed Services LLC (“DSL”) is the investment adviser to the ING T. Rowe Price Portfolio and will be the investment adviser to the surviving Portfolio.  OppenheimerFunds, Inc. (“OppenheimerFunds”) is the sub-adviser to the ING Oppenheimer Portfolio.  T. Rowe Price Associates, Inc. (“T. Rowe Price”) is the sub-adviser to the ING T. Rowe Price Portfolio and will be the sub-adviser to the surviving Portfolio.

Investment Objectives, Policies and Restrictions.  The surviving Portfolio will have the same investment objectives, policies and restrictions of the ING T. Rowe Price Portfolio, which are different than the objectives, policies and restrictions of the ING Oppenheimer Portfolio.

Expense Structures and Expense Ratios.  The expense structures of the lone share class of the ING Oppenheimer Portfolio (Class S) and the Class S shares of the ING T. Rowe Price Portfolio are identical.  The expense ratio of the Class S shares of the surviving Portfolio in the reorganization is expected to be the same as the expense ratio of the Class S shares of the ING T. Rowe Price Portfolio, which is lower than the expense ratio for the corresponding class of the ING Oppenheimer Portfolio.  The ING Oppenheimer Portfolio benefits from a contractual expense limitation, whereas the ING T. Rowe Price Portfolio and the surviving Portfolio will not.

Asset Size.  The ING T. Rowe Price Portfolio is significantly larger than the ING Oppenheimer Portfolio.

Portfolio Composition.  The surviving Portfolio will have the portfolio composition of the ING T. Rowe Price Portfolio.  The ING Oppenheimer Portfolio is a fund of funds, while both the ING T. Rowe Price Portfolio and the surviving Portfolio would invest directly in portfolio securities.

9.              Comment:  The facing page of the N-14 indicates that the N-14 would become effective on January 17, 2012, pursuant to Rule 488 under the Securities Act of 1933 (“1933 Act”).  Please confirm in your comment response letter that this date was intended to be January 17, 2013.

Response:  IIT confirms that as a result of a scrivener’s error, the incorrect year was provided for the effectiveness of the N-14, which should have been January 17, 2013.  IIT notes that the SEC Staff has confirmed that despite this scrivener’s error, the N-14 became automatically effective on January 17, 2013, pursuant to Rule 488 under the 1933 Act.

Comments Received on the IVF N-14

1.              Comment:  The section of the N-14 entitled “Summary of the Proposals” contains certain pertinent information regarding each proposed reorganization separately, except for the first bullet, which compares the investment objectives of each of the three participating

Portfolios together.  Please separate that bullet into two bullets, consistent with the remainder of the presentation in that section.

Response: IVF has made revisions in accordance with this comment in the Post-Effective Amendment to the N-14 filed concurrently with this letter (“IVF PEA”).

2.              Comment:  In the same section, a bullet indicates that current shareholders of the ING Growth and Income Core Portfolio are expected to experience lower gross and net expenses as shareholders of the ING Growth and Income Portfolio after the reorganizations, but the Annual Portfolio Operating Expenses table in the N-14 indicates that the net expenses for these shareholders will remain the same.  Please revise the footnote or the table, as appropriate.

Response:  IVF has removed the reference to net expenses in the bullet in the IVF PEA.

3.              Comment:  Please confirm the “other expenses” value in the Annual Portfolio Operating Expenses table for Class S2 shares of the ING Growth and Income Portfolio, or revise the value, if appropriate.

Response:  IVF has corrected the value in the table in the IVF PEA.

4.              Comment:  As none of the Portfolios show any Acquired Fund Fees and Expenses in the Annual Portfolio Operating Expenses tables in Proposals One and Three, please delete the lines for these expenses.

Response:  IVF has revised the IVF PEA in a manner consistent with this comment.

5.              Comment:  Footnotes 2 and 3 to the Annual Portfolio Operating Expenses table in Proposal One and footnote 3 to the corresponding table in Proposal Three contain information regarding expense limitations that expire within a year from the date of the N-14.  Please remove these references, in accordance with Form N-14.

Response:  IVF has determined not to remove the references to these expense limitations in the footnotes.  IVF notes that the tables themselves not reflect the impact of these expense limitations, in accordance with Form N-14, but IVF believes the footnotes provide important information to shareholders regarding the limitations in place with respect to the Portfolios.

6.              Comment:  The performance shown for the  ING Growth and Income Portfolio in the bar charts in Proposals One and Three show the performance of that Portfolio’s Class I shares (for 2002-2006) and Class ADV shares (for 2007-2011).  Please consider showing performance for a single class of shares that has at least 10 years of performance.

Response: IVF has determined not to revise these bar charts because the presentation is consistent with the prospectus for the ING Growth and Income Portfolio and IVF believes that the introductions to the bar charts adequately explain the components used to create the performance shown in the charts.

7.              Comment:  On page 42, in the section of Proposal Three entitled “Portfolio Transitioning,” please provide an estimate of the brokerage costs expected to be incurred in connection with the transitioning and please show these costs as a pro forma adjustment in the appropriate Capitalization table.

Response:  IVF has shown these estimated costs as a pro forma adjustment in the appropriate Capitalization table in the IVF PEA.  However, IVF has determined not to provide this information in the Portfolio Transitioning section, as the expenses are not anticipated to be significant for shareholders and IVF does not believe that this information is required by Form N-14.

10.       Comment:  Please confirm that for both Proposals One and Three the net assets of the acquired Portfolio amounted to less than 10% of the assets of the acquiring Portfolio as of a date within 30 days of the filing of the N-14.

Response:  IVF confirms that that the net assets of the respective acquired Portfolios each amounted to less than 10% of the assets of the acquiring Portfolio as of a date within 30 days of the filing of the N-14, and has revised the IVF PEA accordingly.

8.              Comment:  Please provide an analysis in your response letter regarding which participant in each reorganization should be the accounting survivor, pursuant to the factors outlined in the NAST Letter.

Response:  For the reasons set forth below, IVF believes that the ING Growth and Income Portfolio should be the accounting survivor in the both reorganizations proposed in the IVF N-14.

Investment Advisers and Sub-Advisers.  ING Investments is the investment adviser to the ING Growth and Income Portfolio and will be the investment adviser to the surviving

Portfolio in the reorganizations.  DSL is the investment adviser to the two acquired Portfolios participating in these reorganizations.

UBS Global Asset Management (Americas) Inc. (“UBS”) serves as the sub-adviser to the ING UBS U.S. Large Cap Equity Portfolio (“ING UBS Portfolio”). ING IM serves as the sub-adviser to the ING Growth and Income Portfolio, and the surviving Portfolio after the completion of the reorganizations will be sub-advised by ING IM.  This NAST factor supports the conclusion that the ING Growth and Income Portfolio should be the accounting survivor in its reorganization with the ING UBS Portfolio.

The ING Growth and Income Core Portfolio appointed ING IM as an interim sub-adviser and adopted the investment program of the ING Growth and Income Portfolio specifically in anticipation of its reorganization with and into the ING Growth and Income Portfolio, and the Board of Trustees of IVF approved all of these actions together as a complete solution for the ING Growth and Income Core Portfolio.  ING IM, as interim sub-adviser, is essentially performing a “caretaking” function for the ING Growth and Income Core Portfolio during the current transition period.  In cases such as this, IVF believes it is most appropriate to compare the characteristics of the acquired Portfolio prior to the appointment of the interim sub-adviser against the characteristics of the acquiring Portfolio at the time of the reorganization when determining which Portfolio should be the accounting survivor.(1)  As the ING Growth and Income Core Portfolio was sub-advised by a different manager before ING IM became the interim sub-adviser to the Portfolio, this NAST factor supports naming the ING Growth and Income Portfolio the accounting survivor in that reorganization.

Investment Objectives, Policies and Restrictions.  The surviving Portfolio will have the same investment objectives, policies and restrictions of the Growth and Income Portfolio, which are different than the objectives, policies and restrictions of the ING UBS Portfolio.

The ING Growth and Income Core Portfolio and the Growth and Income Portfolio have the same investment objectives, policies and restrictions.  However, as discussed above, the ING Growth and Income Core Portfolio has essentially “borrowed” the investment

(1)                                 IVF notes that the same approach was taken in connection with the analysis of the accounting survivor in the July 2012 reorganization of the ING Emerging Countries Fund into the ING Emerging Markets Equity Fund.  The SEC issued an Order of Effectiveness with respect to the N-14 for that reorganization on May 10, 2012, after reviewing and considering the registrant’s NAST analysis.  See Accession No. 9999999995-12-001508.

policies and restrictions from the Growth and Income Portfolio specifically in contemplation of this reorganization.  Prior to this transitionary period, the ING Growth and Income Core Portfolio (then named the ING Thornburg Value Portfolio) pursued a different investment program from the surviving Portfolio.  Moreover, the historical track record of the ING Growth and Income Portfolio was achieved under the day-to-day management and strategies of ING IM and will best represent the risk and return characteristics of the surviving Portfolio going forward.

Expense Structures and Expense Ratios.  The expense ratios of the surviving Portfolio in both reorganizations will be the same as the Growth and Income Portfolio.  Moreover, the Class ADV shares of the Growth and Income Portfolio benefit from a waiver of a portion of their 12b-1 fees, whereas the other two Portfolios do not benefit from similar waivers.  The surviving Portfolio also will benefit from this waiver.   This NAST factor supports naming the ING Growth and Income Portfolio as the accounting survivor in both reorganizations.

Asset Size. The Growth and Income Portfolio is significantly larger than either of the two other Portfolios in these Reorganizations, which supports naming the ING Growth and Income Portfolio the accounting survivor in both reorganizations.

Portfolio Composition.  The surviving Portfolio will have the portfolio composition of the Growth and Income Portfolio.  While both the ING Growth and Income Core Portfolio and the ING UBS Portfolio are expected to have substantially the same portfolio holdings at the time of the respective reorganizations as the ING Growth and Income Portfolio, in both cases this will be the result of a transition effort undertaken specifically in preparation for these reorganizations.  Prior to these transitionary efforts, there were significant differences between the holdings of the ING UBS Portfolio and and the ING Growth and Income Core Portfolio and those of the Growth and Income Portfolio.  This factor supports naming the Growth and Income Portfolio the accounting survivor in both reorganizations.

Comments Received on Both N-14s

1.              Comment:  Please provide the usual Tandy representation.

Response:  The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 704.339.3164.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose
Associate
Dechert LLP

Attachments

cc:                                Huey P. Falgout, Jr., Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

January 22, 2013

VIA EDGAR

Mr. Jeffrey Foor, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Form N-14 Proxy Statements/Prospectuses for ING Investors Trust (SEC File No. 033-23512 and 811-05629) and ING Variable Funds (SEC File No. 333-185543 and 811-02514) (each a “Registrant,” and, together with IIT, the “Registrants”)

Dear Mr. Foor:

Each Registrant is responsible for the adequacy and accuracy of the disclosure in its respective filing captioned above.  Further, each Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the appropriate Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management – ING Funds

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP